Advanced Emissions Solutions, Inc.
8051 E. Maplewood Avenue, Suite 210
Greenwood Village, CO 80111

January 29, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549
Attention: Ms. Abby Adams
Re: Advanced Emissions Solutions, Inc. Registration Statement on Form S-3 (File No. 333-276375)
Dear Ms. Adams:
Advanced Emissions Solutions, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S‑3 (File No. 333-276375) (the “Registration Statement”) be accelerated and that it be declared effective January 31, 2024 at 4:30 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.
Please direct any questions regarding this filing to Jonathan Whalen of Gibson, Dunn & Crutcher LLP at (214) 698-3196.
Sincerely,
/s/ Robert Rasmus
Robert Rasmus
Chief Executive Officer of Advanced Emissions Solutions, Inc.

cc: Jonathan Whalen, Gibson, Dunn & Crutcher LLP